BB

02021198 ATES
NGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 13 2002
354
WASH, D.C. SECTION

SEC FILE NUMBER
8- 35870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NBC Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1927 First Avenue North
(No. and Street)

Birmingham	Alabama	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradford L. Phelan 205-583-3623
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PriceWaterhouseCoopers, LLC
(Name — *if individual, state last, first, middle name*)

1901 Sixth Avenue North, Suite 1600	Birmingham	Alabama	35203
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Sep 11, 2005
BONDED THRU NOTARY PUBLIC UNDERWRITERS

DEBORAH D. HUNTER
Notary Public
STATE OF ALABAMA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Accountants Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

NBC Securities, Inc.

Statement of Financial Condition
December 31, 2001
Public

NBC Securities, Inc.
Table of Contents
December 31, 2001

	Page

PRICEWATERHOUSECOOPERS

PricewaterhouseCooper LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2590
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants

To the Board of Directors
NBC Securities, Inc.

In our opinion the accompanying statement of financial condition presents fairly, in all material respects the financial position of NBC Securities, Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

January 18, 2002

NBC Securities, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 150,060
Cash and cash equivalents segregated under federal and other regulations	115,306
Deposits with clearing organizations	312,000
Receivables from broker-dealers and clearing organizations	2,379,321
Receivables from customers	16,748,209
Securities owned, at market value	2,746,874
Other assets	374,420
Total assets	$ 22,826,190

LIABILITIES AND STOCKHOLDER'S EQUITY

Bank overdraft	$ 368,584
Short-term bank loan with Parent	2,351,000
Payable to broker-dealers and clearing organizations	1,880,885
Payables to customers	2,907,969
Accounts payable, accrued expenses, and other liabilities	606,886
Total liabilities	8,115,324
Commitments	
Stockholder's equity:	
Common stock, $1 par value, 100 shares authorized, issued, and outstanding	100
Additional paid-in capital	13,050,900
Retained earnings	1,659,866
Total stockholder's equity	14,710,866
Total liabilities and stockholder's equity	$ 22,826,190

The accompanying notes are an integral part of this financial statement.

NBC Securities, Inc.
Notes to Statement of Financial Condition
For the Year Ended December 31, 2001

1. **Organization and Nature of Business**

NBC Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of the National Bank of Commerce of Birmingham ("NBC") which is a wholly owned subsidiary of Alabama National BanCorporation ("ANB").

2. **Significant Accounting Policies**

Securities Transactions - Securities transactions and the related revenues and expenses are recorded in the accounts on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date, if any, are recorded net on the statement of financial condition.

Securities owned are stated at market value with changes in market value recognized currently in the statement of income.

Securities-Borrowing Activities - Securities borrowed are recorded at the amount of cash collateral advanced. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Income Taxes - The Company and its parent, NBC, are included in the consolidated federal and state income tax returns filed by ANB. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from NBC.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **Reserve Requirements**

Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if required, are computed in accordance with a formula defined in the Rule. At December 31, 2001, the Company had $112,145 segregated under the Rule.

In accordance with the SEC's no action letter dated November 3, 1998, the Company has agreed to compute a reserve requirement for the proprietary accounts of introductory firms as of December 31, 2001. At December 31, 2001 the Company had $3,161 segregated relating to these accounts.

4. **Receivable from and Payable to Broker-Dealers and Clearing Organizations**

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Deposits for securities borrowed	$ 335,300	$ -
Options Clearing Corp. customer margin requirement	1,550,310	1,550,310
Securities failed-to-deliver/receive	239,128	322,897
Receivable from/payable to clearing broker/organizations	254,583	7,678
	$ 2,379,321	$ 1,880,885

5. **Receivable from and Payable to Customers**

Accounts receivable from and payable to customers include amounts due on cash, margin and option transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. Included in accounts payable to customers is $8,973 payable to officers of the Company. Included in accounts receivable from customers is $51,427 from officers of the Company.

6. **Securities Owned**

The Company owns marketable investment securities consisting primarily of collateralized mortgage obligations. Securities owned have a market value of $2,746,874 at December 31, 2001.

7. **Bank Loan From Parent**

The Company maintains an unsecured line of credit with NBC. The line of credit allows for the Company to borrow a maximum of $50,000,000 of which $2,351,000 was outstanding at December 31, 2001. Interest is due monthly at the rate of 0.25% in excess of the per annum rate of interest most recently determined by NBC as its Fed Funds Rate (approximately 1.43% at December 31, 2001).

8. **Employee Benefit Plans**

The Company participates in a qualified employee benefit plan sponsored by NBC under section 401(k) of the Internal Revenue Code. Employees can contribute up to 15% of their base salary to the plan on a pre-tax basis and the Company matches up to 100% of the first 5% of each participant's contribution. Employees, who are at least 21 years old, become eligible to participate after one year of service.

9. Related Parties

The Company maintains cash accounts with NBC and its affiliates. At December 31, 2001, the Company had a net overdraft of $368,584 related to zero balance and operating accounts at NBC, cash segregated under Rule 15c3-3 of $112,145 at NBC, cash segregated for PAIB agreement of $3,161 at NBC and $4,369 in accounts with NBC affiliates. Net payables to NBC were $78,532 at December 31, 2001 and are included in the caption "accounts payable, accrued expenses, and other liabilities" on the statement of financial condition. Receivables from and payables to customers that are officers or directors of the Company, NBC or ANB, or are affiliated with such related parties are $2,085,306 and $43,939, respectively, at December 31, 2001.

The Company has entered into seven separate certificates and agreements of participation with certain wholly owned subsidiaries of ANB. The agreements call for the subsidiaries to participate in line of credit agreements with the Company related to certain customer margin account balances. If certain customer margin account balances exceed NBC's lending limit for a single individual or company, then the subsidiaries will participate in the exceeded amount. At December 31, 2001, no customer margin account balance exceeded this threshold, thus no amounts were participated in by the subsidiaries.

See Note 7 for discussion on line of credit with NBC.

10. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. The activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. As of December 31, 2001 the fair value of collateral accepted from customers on margin transactions was $162,344,107.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

11. Concentrations of Credit Risk

The Company and its affiliates are engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits). At December 31, 2001, the Company had net capital of $10,621,9[illegible]3, which was 63.64% of aggregate debit balances and $10,298,324 in excess of required net capital.

13. Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of estimated fair values of financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate such values. Due to the nature of the operations of the Company, the Company's financial instruments recognized in the statement of financial condition are at quoted market prices or are of such a short-term nature as to approximate their estimated fair values at December 31, 2001.

14. Line of Credit

At December 31, 2001, the Company has an unused line of credit with the Bank of New York for $10,000,000. The line of credit has no set expiration date but one can be established at the discretion of the Bank of New York.